Teva Presented New Data from Phase III Clinical Trial of Milprosa™ (Progesterone) Vaginal
Ring at the 61st Annual Meeting of the Pacific Coast Reproductive Society

Data Reported Comparable Multiple Pregnancy Rates Among Patients Treated with Investigational
Milprosa™ and Progesterone Vaginal Gel

Jerusalem – April 17, 2013 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) today presented data from a sub-analysis of a Phase III clinical trial of Milprosa™ (progesterone) vaginal ring, an investigational, once-weekly therapy for luteal phase support in women undergoing in vitro fertilization (IVF). The results were presented at the 61st Annual Meeting of the Pacific Coast Reproductive Society (PCRS).

These data are from a sub-analysis of a Phase III, single-blinded, randomized study of 1,297 women that compared the efficacy and safety of once-weekly Milprosa™ to daily 8 percent progesterone vaginal gel for luteal phase support in IVF. The data reported the mean number of embryos transferred and demonstrated comparable multiple pregnancy rates (twins or triplets) and multiple live births for each treatment.

“This data analysis provides further evidence that Milprosa™ is comparable to progesterone vaginal gel in efficacy, regardless of how many embryos are transferred,” said Vicki Schnell, M.D., FACOG, founder and medical director of the Center of Reproductive Medicine in Webster, Texas. “Additionally, these data are consistent with the recent trend towards the transfer of fewer embryos during IVF. Transferring fewer embryos is beneficial for women as it reduces the risk of higher order gestations, which may lead to safer pregnancies.”

The analysis also found:

•	At eight weeks gestation, the overall multiple pregnancy rates were 41.3 percent among women treated with Milprosa™ and 39.7 percent among women treated with the vaginal gel.

•	At 12 weeks gestation, the overall multiple pregnancy rates were 39.3 percent and 37.8 percent for Milprosa™ and the vaginal gel, respectively.

•	The overall multiple live birth rates were 38.7 percent and 36.2 percent for Milprosa™ and the vaginal gel, respectively.

•	The mean number of embryos transferred was 2.13 for both treatment groups.

•	The majority of women in both treatment groups had one or two embryos transferred (81.8% in the Milprosa™ group; 80.8% in the vaginal gel group).

•	No higher order multiple gestations beyond triplets were recorded.

“We believe this data supplements the scientific evidence supporting the efficacy and safety of Milprosa™ for luteal phase support,” said Henk Jan Out, M.D., Ph.D., vice president, Global Clinical Development for Teva Women’s Health. “Further, we are proud to contribute to the growing literature about the mean number of embryo transfers and multiple births at reproductive centers across the United States. This is an important trend that reproductive medicine experts carefully monitor in developing and guiding best practices.”

About Milprosa™ (Progesterone) Vaginal Ring

Milprosa™ is an investigational, once-weekly progesterone ring inserted in the vagina. It is flexible and designed to continuously release a steady dose of micronized progesterone. It is in development to support embryo transplantation and early pregnancy (up to 10 weeks post-embryo transfer) by supplementation of corpus luteal function as part of an Assisted Reproductive Technology (ART) treatment program for infertile women.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $20.3 billion in net revenues in 2012.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition for our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential purported generic equivalents), competition for our generic products (including from other pharmaceutical companies and as a result of increased governmental pricing pressures), competition for our specialty pharmaceutical businesses, our ability to achieve expected results through our innovative R&D efforts, the effectiveness of our patents and other protections for innovative products, decreasing opportunities to obtain U.S. market exclusivity for significant new generic products, our ability to identify, consummate and successfully integrate acquisitions, the effects of increased leverage as a result of recent acquisitions, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our potential exposure to product liability claims to the extent not covered by insurance, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic version of Protonix®, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, any failures to comply with complex Medicare and Medicaid reporting and payment obligations, governmental investigations into sales and marketing practices (particularly for our specialty pharmaceutical products), uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology-based products, adverse effects of political or economical instability, corruption, major hostilities or acts of terrorism on our significant worldwide operations, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, any failure to retain key personnel or to attract additional executive and managerial talent, the impact of continuing consolidation of our distributors and customers, variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities, the termination or expiration of governmental programs or tax benefits, environmental risks and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2012 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

###